SEC Mail Processing

MAR 02 2020

Washington, DC

20008836

ANNUAL AUD... T

FORM X-17A-5

PART III

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SEC FILE NUMBER
8-66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradelink Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

New World Tower, 100 N. Biscayne Blvd, Suite 3000
(No. and Street)

Miami	FL	33132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler (312) 264-2124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradelink Securities L.L.C., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TERRY JOHN REGAS
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 3, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeLink Securities L.L.C.

Financial Report
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities and Exchange Act of 1934

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member and Manager of TradeLink Securities L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 28, 2020

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 2,479,414
Receivable from clearing brokers, net	17,831,377
Financial instruments owned, pledged as collateral, at fair value	50,080,060
Other assets	143,522
Total assets	$ 70,534,373
Liabilities and Member's Equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 6,230,464
Due to member	9,435,700
Accounts payable and accrued expenses	888,018
Payable to clearing brokers, net	14,194,881
	30,749,063
Member's equity	39,785,310
Total liabilities and member's equity	$ 70,534,373

See Notes to Financial Statement.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company), is a registered securities broker-dealer under the Securities Exchange Act of 1934, conducting business as a market maker, as well as buying, selling and dealing as a principal in securities and derivatives for its own account. The Company does not trade or hold assets on behalf of customers and effects transactions only with other registered broker-dealers. The Company clears all securities through its clearing brokers. The Company's designated examining authority is FINRA (Financial Industry Regulatory Authority).

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

The Company is managed by TLS Advisors L.L.C. and is wholly-owned by Tripletail Capital Management L.P. TLS Advisors L.L.C. is the General Partner of Tripletail Capital Management L.P.

In November of 2019, the Company's application to become a participant in the Depository Trust Company (DTC) was approved. As a Participant, the Company's excess net capital must exceed $500,000. In November of 2019, the Company's application for the National Securities Clearing Corporation membership to self-clear under Rule 2A of NSCC's Rules and Procedures was approved.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments: Transactions in securities, debt, and derivative financial instruments are recorded at fair value, and related expenses are recorded on a trade date basis. Receivables and payables relating to trades pending settlement are netted by clearing broker in receivable from clearing brokers, net, or payable to clearing brokers, net in the statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Interest and dividends: Interest income and expense are recognized under the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member is separately liable for income taxes on the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company's sole member files income tax returns in U.S. federal and state jurisdictions. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2016.

Recently adopted accounting pronouncement: In June 2016, the FASB issued Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. The Company adopted the new modified retrospective method on January 1, 2020. The adoption of ASU 2016-13 has no material effect on the Company's financial statements.

The Company adopted ASU 2016-02, *Leases (Topic 842)*, effective January 1, 2019 on a modified retrospective basis, and recognized a right-of-use asset and a lease liability. Given the "non-public" nature of the Company, the Company selected the Incremental Borrowing Rate (IBR) of 2.3%, which is the risk free rate of return of a US Treasury security whose duration approximates the remaining lease period. The sum of the present value of the remaining payments discounted at 2.3% was $169,066 at January 1, 2019. As there were no deferred rent or lease incentive balances, as of December 31, 2019, the Company's right-of-use asset equals the lease liability of $69,712.

Note 2. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers, at December 31, 2019, consists of the following:

	Receivable	Payable
Cash	$ 17,756,972	$ 14,194,881
Accrued interest and dividends, net	74,405	-
	$ 17,831,377	$ 14,194,881

Cash and financial instruments owned, and on deposit, at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Equities, exchange-traded funds, equity options, and money market funds that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Total return swaps (non-exchange traded derivatives), corporate bonds, and corporate term loans are categorized within Level 2 of the fair value hierarchy. Total return swaps, corporate bonds, and corporate term loans trade in active over-the-counter (OTC) markets, and are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Financial instruments owned:			
Equity securities	$ 44,711,977	$ 44,711,977	$ -
Total return swaps	1,300,265	-	1,300,265
Exchange-traded funds	1,619,548	1,619,548	-
Equity options	496,002	496,002	-
Money market funds	981	981	-
Corporate bonds	1,314,978	-	1,314,978
Corporate term loans	636,309	-	636,309
Total assets	$ 50,080,060	$ 46,828,508	$ 3,251,552
Liabilities:			
Financial instruments sold, not yet purchased:			
Equity securities	$ 6,123,101	$ 6,123,101	$ -
Total return swaps	92,751	-	92,751
Exchange-traded funds	14,612	14,612	-
Total liabilities	$ 6,230,464	$ 6,137,713	$ 92,751

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

The Company trades derivative financial instruments including exchange-traded futures, options on equities, currency forwards, futures contracts, and swaps traded OTC. These derivative contracts are recorded on the statement of financial condition in financial instruments owned, pledged as collateral, at fair value and financial instruments sold, not yet purchased, at fair value. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Instruments (Continued)

As of December 31, 2019 the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity price	Total return swaps	Financial instruments owned	$ 1,300,265	$ -	$ 1,300,265
Equity price	Equity options	Financial instruments owned	496,002	-	496,002
Equity price	Total return swaps	Financial instruments sold, not yet purchased	-	(92,751)	(92,751)
Total asset and liabilities derivatives			$ 1,796,267	$ (92,751)	$ 1,703,516

As of December 31, 2019, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

As of December 31, 2019:

Description	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Total return swaps - assets	$ 1,300,265	$ -	$ 1,300,265
Total return swaps - liabilities	(92,751)	-	(92,751)
Total	$ 1,207,514	$ -	$ 1,207,514

Note 4. Derivative Instruments (Continued)

As of December 31, 2019:

Counterparty	Net Amounts Presented in the Statement of Financial Condition	Cash Collateral on Deposit	Net Amount
Counterparty A: Total return swaps - assets	$ 148	$ -	$ 148
Counterparty B: Total return swaps - assets	442,577	-	442,577
Counterparty C: Total return swaps - assets	855,155	-	855,155
Counterparty D: Total return swaps - assets	2,385	-	2,385
Counterparty A: Total return swaps - liabilities	(9,513)	9,513 *	-
Counterparty B: Total return swaps - liabilities	(78,278)	78,278 *	-
Counterparty C: Total return swaps - liabilities	(4,517)	4,517 *	-
Counterparty D: Total return swaps - liabilities	(443)	443 *	-
Total	$ 1,207,514	$ 92,751	$ 1,300,265

* Represents the portion of cash on deposit collateralizing open positions.

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement dated January 1, 2019, TLS Advisors L.L.C. provided for the use of human resources, technological, occupancy, and additional resources to the Company.

The Company reimburses TLS Advisors L.L.C. for direct operating expenses incurred and paid on behalf of the Company. In addition, the Company is reimbursed for expenses paid on behalf of TLS Advisors L.L.C. As of December 31, 2019, $4,820 remained receivable to the Company which is recorded in other assets on the statement of financial condition

"Due to member" is a liability of the Company arising from non-interest bearing cash deposits made by the sole member of the Company. These deposits are included in the Company's aggregate indebtedness, pursuant to Rule 15c3-1 of the Securities Exchange Act (SEA). In 2019, the Company received $9,569,700 from the member and returned deposits totaling $3,383,562 to the member. As of December 31, 2019, there was $9,435,700 due to the member and is reflected in the statement of financial condition.

Note 6. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, and foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics. Generally, these derivative financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2019, at the fair values of the related financial instruments and would incur a loss if the fair values of the financial instruments were to increase subsequent to December 31, 2019.

For non-exchange-traded derivatives, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Concentration of credit risk: The Company clears the majority of its trades through a limited number of broker-dealers. This can and often does result in concentrations of credit risk with one or more of these broker-dealers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Net Capital Regulatory Requirements

Pursuant to Rule 15c3-1 of the SEA, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000. The rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 and also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Consistent with requirements set by the Depository Trust Company (DTC), the Company must maintain excess net capital exceeding $500,000.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had net capital and net capital requirements of $25,994,248 and $683,601, respectively. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1. The net capital rules may effectively restrict the withdrawal of member equity.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

TradeLink Securities L.L.C.

Exemption Report
December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Manager of
TradeLink Securities L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which TradeLink Securities L.L.C. (the Company) stated that (a) the Company may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2019 without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2020

TradeLink Securities L.L.C.'s Exemption Report

TradeLink Securities L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

TradeLink Securities L.L.C.

I, Harlan Moeckler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Harlan Moeckler
Chief Financial Officer

February 26, 2020

TradeLink Securities L.L.C.

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Manager of
TradeLink Securities L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TradeLink Securities L.L.C. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check copy, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66452 FINRA DEC
TRADELINK SECURITIES LLC
ATTN: ~~NINA KUCEJ~~ HARLAN MOECKLER
71 SOUTH WACKER DRIVE SUITE 1900
CHICAGO, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HARLAN MOECKLER 312-264-2124

2. A. General Assessment (item 2e from page 2) $ 4,705

B. Less payment made with SIPC-6 filed (exclude interest) (1,770)
07/30/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,935

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 2,935

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRADELINK SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 27th day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,369,569
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	2,825,699
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,687,851
Total additions	4,513,550
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	15,186
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	74,146
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,657,214	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,657,214
Total deductions	2,746,545
2d. SIPC Net Operating Revenues	$ 3,136,573
2e. General Assessment @ .0015	$ 4,705
	(to page 1, line 2.A.)